[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]


                                                              January 6, 2006





By FedEx and EDGAR
------------------

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Abby Adams, Esq.

                  Re: Fairmont Hotels & Resorts Inc. Schedule 14D-9 Filed on December 22, 2005
                           File No. 005-50486

Dear Ms. Adams:

         On behalf of Fairmont Hotels & Resorts Inc., a corporation organized under the laws of Canada (the "Company" or "Fairmont"), set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 29, 2005 (the "Comment Letter") with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 22, 2005 (the "Schedule 14D-9"). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the "Amendment") to the Schedule 14D-9, as previously amended by Amendment No. 1 filed by the Company on December 23, 2005.

         The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Schedule 14D-9.

SCHEDULE 14D-9
--------------

1. TELL US WHAT CONSIDERATION FAIRMONT GAVE TO DISCLOSING THE INFORMATION THAT FORMED THE BASIS FOR THE THREE FINANCIAL ADVISORS' OPINIONS.

         COMPANY RESPONSE: In deciding whether to disclose the information that formed the basis for the three financial advisors' opinions, the Company considered all applicable disclosure requirements under both Canadian and U.S. law. The Company noted that Schedule 14D-9 does not specifically require such disclosure and that such disclosure is generally not provided either in Canada or the U.S. in the context of tender offers such as

Abby Adams, Esq.
January 6, 2006
Page 2


         the Icahn Offer. The Company does not believe that the nature of the Icahn Offer or the Company's recommendation with respect thereto would require disclosure of such information.

         The Company also considered the requirement of Schedule 14D-9 to provide the reasons for the Board of Directors' recommendation regarding the Icahn Offer, for which the opinions of financial advisors were one consideration. In that context, the Company considered it appropriate to refer to and provide the entire text of the three financial advisors' opinions in the Schedule 14D-9. While the Company believes that the conclusions reached by the financial advisors as set forth in their respective opinions are relevant to shareholders, the Company does not believe that the disclosure of such opinions, without more information, is misleading from the perspective of the Company's shareholders. Opinions of this type reflect the subjective judgment of a professional advisor and, as such, it is the bottom line conclusion that is most critical to shareholders.

         Furthermore, Fairmont believes that the disclosure of detailed information about any analysis undertaken by its financial advisors with respect to possible alternatives could be detrimental to the Company's ongoing efforts to explore alternatives to the Icahn Offer. In particular, the Board of Directors' and the Special Committee's negotiating leverage in exploring a transaction with a third party and maximizing shareholder value could be adversely affected if information about the financial advisors' analysis were to be made public. In addition, we note that the financial advisors did not identify any particular item as forming the basis of their opinions.

         In light of the foregoing, and after a review of the Schedule 14D-9 as a whole, including the opinions of UBS Securities LLC, Avington International and Scotia Capital Inc., which have been reprinted in their entirety in the Schedule 14D-9 and the Amendment, the Company believes that it has satisfied its Schedule 14D-9 obligation to describe the reasons for the Board's recommendation and does not believe that any additional disclosure is necessary.

2. PLEASE PROVIDE US ANNOTATED COPIES OF THE REPORTS CITED IN YOUR DOCUMENT, INCLUDING THE TABLES ON PAGES 8 AND 10.

         COMPANY RESPONSE: In response to the Staff's comment, we are supplementally providing to the Staff annotated copies of the tables on pages 8 and 10. The Company is not aware of any other similar items in the Schedule 14D-9 subject to annotation. In addition, upon further review of such information, we noted that in the table on page 8, the figure relating to Global Hotel and Casino Unsolicited Take-over Premiums, stated as 40%, should be revised to 39%. The Company has revised Item 4 of the Schedule 14D-9 to reflect this change.

Abby Adams, Esq.
January 6, 2006
Page 3


THE ICAHN OFFER IS STRUCTURALLY COERCIVE, PAGE 9
------------------------------------------------

3. GIVEN THE DISCLOSURE HERE REGARDING THE CHOICES AVAILABLE TO SECURITY HOLDERS, IT IS UNCLEAR WHY YOU REFER TO THE OFFER AS "COERCIVE." ACCORDINGLY, PLEASE REVISE THE DOCUMENT TO REMOVE REFERENCES TO "COERCIVE."

         COMPANY RESPONSE: The Company believes that it is appropriate to describe an offer as structurally coercive if it may have the effect of pressuring shareholders into accepting the offer irrespective of whether they believe that the offer is fair or adequate. The Company further believes that the Icahn Offer fits that description because, as a partial offer, it is designed, if successful, to give the bidder a controlling stake in the Company, without any assurance as to the timing or nature of any second-step transaction for the remainder of the shares, or even if such transaction is to occur at all. This creates a risk for shareholders that they may be left holding shares as minority shareholders in a company controlled by a single entity, possibly with a reduced value for the reasons discussed in the
         Schedule 14D-9. In addition, even if a second-step transaction for the remaining shares does occur, there is no assurance as to the terms of any such transaction, including as to whether all shareholders will be treated fairly and equally.

         In light of the foregoing, shareholders, not knowing what others might be doing, may feel compelled, given the structure of the Icahn Offer, to tender their Shares to avoid being left as minority shareholders and out of fear that their Shares might have a reduced value if the Icahn Offer is successful for the reasons discussed in the Schedule 14D-9, and not because they think that the price for the Shares offered in the Icahn Offer is fair or adequate.

         Lastly, we note that the Schedule 14D-9 contains a description as to why Fairmont believes that the Icahn Offer is coercive, which makes clear to shareholders what is meant by the term and, as such, should serve to address any concerns that the Staff may otherwise have had with respect to the use of the term.

ICAHN IS SEEKING SHORT TERM PROFIT, PAGE 12
-------------------------------------------

4. PLEASE PROVIDE US SUPPORT FOR THE STATEMENTS IN POINTS 11 AND 12 ON A SUPPLEMENTAL BASIS.

         COMPANY RESPONSE: In response to the Staff's comment, with respect to the statements in point 11, the Company supplementally advises the Staff that the disclosure made in the Schedule 13D filing by Icahn and related parties with the Commission on November 7, 2005, stated that Icahn and related parties acquired the Shares because "they believe that the Shares are undervalued in the market place" and that their intent is to "encourage [the Company] to pursue strategic alternatives. . . " In the Schedule 13D, Icahn and related parties further noted, that such alternatives could include a sale of the Company or a sale of certain assets of the Company with the return of the proceeds of such sale to the Company's shareholders through a dividend or a stock repurchase program. Icahn

Abby Adams, Esq.
January 6, 2006
Page 4


         reiterated these statements in the subsequent Amendment to Schedule 13D and Schedule TO, filed with the Commission on December 9, 2005, and the Amendment to Schedule 13D and Amendment to the Schedule TO, filed with the Commission on December 27, 2005. In particular, we refer you to the section discussing the purpose of the offer on page 4 of the Offering Circular, where the Icahn entities make clear their intention to have a sale of the Company promptly effected, whether by the existing directors or persons designated by the offerors.

         To the Company's knowledge, Icahn has not been a shareholder of the Company prior to August 24, 2005, and, as stated in the above-referenced filings, Icahn acquired the Shares with a view of pursuing a sale process. In light of the foregoing, the Company believes it is reasonable in characterizing Icahn's actions as seeking "an immediate short-term profit on Icahn's recent investment in Fairmont."

         With respect to the statement in point 12 that "with respect to a number of other companies in which Icahn-affiliated entities have made investments, Mr. Icahn has urged the company either to split up or significantly increase its leverage, with the proceeds of such leverage being paid to shareholders," the Company advises the Staff on a supplemental basis, of the following prior situations.

         In the course of their involvement with Kerr-McGee Corporation ("Kerr-McGee") in 2005, Icahn and related parties urged Kerr-McGee to pursue a transaction in which Kerr-McGee would sell a portion of its business, monetize forward production and distribute a stock dividend to its shareholders, as disclosed in the Schedule 14A filed by Icahn and related parties on March 3, 2005. Icahn, in a letter, also urged Kerr-McGee to increase its share repurchase program. We also note that Kerr-McGee, apparently to address the concerns of the Icahn related entities, launched a self-tender offer for shares of its common stock, which was financed by incurring debt, as described in the Schedule TO-I filed by Kerr-McGee on April 18, 2005. It is our understanding that the Icahn entities sold substantially all of their shares pursuant to this offer.

         Similarly, the Company notes that when Icahn and his related entities recently surfaced with an investment in Time Warner Inc. they called upon Time Warner to increase significantly its share repurchase program and urged the company to spin off completely its cable-TV division.

         In addition, in connection with their involvement with Mylan Laboratories Inc. ("Mylan"), Icahn and related parties pursued a sale of Mylan, as disclosed in the Schedule 14A filed by Icahn and related parties on November 19, 2004. We also note that Mylan, apparently in reaction to the actions of Icahn related entities, launched a tender offer for shares of its common stock, which was financed in part by incurring debt, as described in the Schedule TO-I filed by Mylan on June 16, 2005. It is our understanding that the Icahn entities sold substantially all of their shares pursuant to this offer.

Abby Adams, Esq.
January 6, 2006
Page 5


         We also note that in connection with running a slate of directors for Blockbuster, Icahn suggested that Blockbuster consider issuing a one-time extraordinary dividend to shareholders.

         Lastly, we refer the Staff to USX and RJR Nabisco, where Icahn related entities urged the respective companies to split up.

COMPLIANCE OF ICAHN OFFER WITH TAKE-OVER BID RULES, PAGE 13
-----------------------------------------------------------

5. ON A SUPPLEMENTAL BASIS, PLEASE PROVIDE US YOUR DETAILED ANALYSIS IN SUPPORT OF THE STATEMENT THAT, "IT WOULD APPEAR, BASED ON THE DISCLOSURE IN THE ICAHN OFFER AND THE 13D FILING, BY VIRTUE OF THEIR TERMS AND METHOD OF NEGOTIATION, THAT THE CALL OPTIONS MAY NOT FIT WITHIN THE NORMAL COURSE EXEMPTION FOR THE [CANADIAN] PRE-BID INTEGRATION RULES."

         COMPANY RESPONSE: As discussed in the Schedule 14D-9, the "pre-bid integration rules" contained in the Securities Act (Ontario) impose limits on pre-bid purchases to ensure the equal treatment of all shareholders where a take-over bid is made. The pre-bid integration rules require, in part, that Icahn must offer to acquire under the Icahn Offer the percentage of Shares that is at least equal to the highest percentage that the number of Shares acquired from a seller in a prior transaction (within 90 days of the Icahn Offer) was of the total number of Shares owned by the seller at the time of the prior transaction. In effect, the rule provides that, subject to limited exceptions, an offeror may not make a partial bid if the offeror voluntarily elected to accumulate shares prior to the bid and does so on what are deemed to be more favorable terms by buying the full position of any particular seller in the pre-bid market. The pre-bid integration rules do not apply to trades effected in the normal course on a published market so long as any broker acting for the purchaser or seller does not provide services beyond customary broker's functions and does not receive more than reasonable fees or commissions. Solicitation restrictions also apply.

         The Offering Circular indicates that Icahn used call options as well as direct share purchases as part of its pre-bid acquisition program, which occurred over the period between August 24, 2005 and November 29, 2005. Options were acquired over the period between October 19, 2005 and November 29, 2005. As best as the Company has been able to determine, the options were not exchange traded options for Shares but, in accordance with the disclosure in the Offering Circular, were negotiated options purchased by Icahn from a specific broker who acquired, or sold from his own account, the underlying Shares against each of the options written and sold to Icahn. All of the call options were then exercised on December 1, 2005.

         The structuring of the options is complex and is described in detail in Icahn's Schedule 13D filing. It would appear that the options were written on a basis where there was almost no circumstance under which the options would not be exercised due to the large upfront payments made in connection with the purchase of the options. These options

Abby Adams, Esq.
January 6, 2006
Page 6


         appear to have been specifically designed at the request of Icahn. It is the Company's understanding, based on its review of publicly available options trading data for the Company's common shares for the period between October 19, 2005 and November 29, 2005, that the purchase of these options was not reported on any published market.

         We are advised by Canadian counsel to the Company that the pre-bid accumulation program does not appear to have involved the kind of normal course trading for which the limited exception was created in applicable Canadian securities laws. Areas of concern include not only the use of these specialized options but also the continuation of the program after the filing of Icahn's Schedule 13D which sets out a range of objectives of Icahn with respect to the Company. We are advised by Canadian counsel to the Company that this would seem to run counter to a staff notice of the Ontario Securities Commission in the sense that after the filing of Icahn's Schedule 13D sellers of Shares would have become aware of Icahn's intentions with respect to Fairmont. This was material new information and it would be difficult to argue that purchases of Shares by Icahn after the Schedule 13D filing constituted "normal course unsolicited transactions." In the interests of the shareholders of Fairmont and the fair and equal treatment of those shareholders, Fairmont's Canadian counsel has requested that the Ontario Securities Commission obtain further information from Icahn to establish whether there has been compliance with the pre-bid integration rules.

TRADING IN SECURITIES OF FAIRMONT, PAGE 15
------------------------------------------

6. WE NOTE THAT, "PURSUANT TO A NORMAL COURSE ISSUER BID, FAIRMONT PURCHASED AN AGGREGATE OF 2,526,700 SHARES BETWEEN JUNE 21, 2005 AND
         DECEMBER 21, 2005 ...." PLEASE REVISE TO PROVIDE THE INFORMATION
         REQUIRED BY ITEM 6 OF SCHEDULE 14D-9 WITH RESPECT TO THE COMPANY.

         COMPANY RESPONSE: In response to the Staff's comment, the Company has revised Item 6 of the Schedule 14D-9 to provide the requested information with respect to Shares purchased during the 60 days prior to the filing of the Schedule 14D-9.

CONSENTS OF FINANCIAL ADVISORS, PAGE 20
---------------------------------------

7. WE NOTE THE DISCLAIMER IN THE LAST SENTENCE OF EACH CONSENT THAT THE "[FINANCIAL ADVISOR DOES] NOT INTEND THAT ANY PERSONS OTHER THAN THE SPECIAL COMMITTEE OR THE BOARD OF DIRECTORS RELY UPON SUCH OPINION." WE ALSO NOTE THE DISCLAIMER IN THE LAST PARAGRAPH OF EACH OPINION. AS THIS DISCLOSURE IS INCONSISTENT WITH THE DISCLOSURE OF THE OPINIONS IN THE DOCUMENT, PLEASE REVISE EACH PARAGRAPH ON THIS PAGE AND EACH OPINION INCLUDED WITH THE DOCUMENT TO ELIMINATE THESE DISCLAIMERS.

         COMPANY RESPONSE: In response to the Staff's comment, the Company is filing revised consents and opinions of each of UBS Securities LLC, Avington International and Scotia Capital Inc.

Abby Adams, Esq.
January 6, 2006
Page 7


8. REVISE TO DISCLOSE THE MATERIAL TERMS OF THE COMPENSATION AND OTHER ARRANGEMENTS WITH EACH FINANCIAL ADVISOR. SEE ITEM 1009(A) OF REGULATION M-A.

         COMPANY RESPONSE: In response to the Staff's comments, the Company has revised Item 5 of the Schedule 14D-9 to provide the requested information.

                                     * * *


         In addition, in response to the Staff's request, enclosed is an acknowledgment letter from Terence P. Badour, Executive Vice President, Law and Administration, of the Company.


                                     * * *


         Please feel free to telephone the undersigned at (212) 735-2218 or Morris J. Kramer or Thomas W. Greenberg of this firm at (212) 735-2700 or (212) 735-7886, respectively, if you have any questions or need any additional information.



                                                       Sincerely,

                                                       /s/ DAVID J. FRIEDMAN
                                                       ------------------------
                                                       David J. Friedman



cc:  Morris J. Kramer, Esq.
     Thomas W. Greenberg, Esq.
     Terence P. Badour, Esq.
     G. Blair Cowper-Smith, Esq.
     Phillip C. Moore, Esq.

                  [FAIRMONT HOTELS & RESORTS INC. LETTERHEAD]




                                                     January 6, 2006




BY EDGAR
--------
Abby Adams, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  Re:      Fairmont Hotels & Resorts Inc.
                           Schedule 14D-9
                           Filed on December 22, 2005
                           File No. 005-50486
                           --------------------------------

Dear Ms. Adams:

           In response to the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter sent December 29, 2005, Fairmont Hotels & Resorts Inc. (the "Company") hereby acknowledges that:

       (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

       (b) Staff comments, or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

       (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           [Signature Page Follows]

Ms. Abby Adams, Esq.
January 6, 2006
Page 2 of 2


                                        Fairmont Hotels & Resorts Inc.


                                        By: /s/ Terence P. Badour
                                            -----------------------------------
                                        Name:    Terence P. Badour
                                        Title:   Executive Vice President, Law
                                                 and Administration


cc:  Morris J. Kramer, Esq.
     David J. Friedman, Esq.
     Thomas W. Greenberg, Esq.
     G. Blair Cowper-Smith, Esq.
     Phillip C. Moore, Esq.

Global Hostile Transactions ( > US$1 Billion) - January 1, 2000 to December 16, 2005(1)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Premium
                                                                                                 Value of       20 trading days
   Date                                                                                        Transaction         prior to
 Announced                Target Name                       Acquiror Name                        (US$ mm)          ann. date
-------------------------------------------------------------------------------------------------------------------------------
12/5/2005          Guidant Corp                       Boston Scientific Corp                      $24,916           25.17%
12/2/2005          Fairmont Hotels & Resorts Inc      Icahn Partners LP                            $1,186           14.03%
11/30/2005         General Maritime Corp              FrontLine Ltd                                $1,364            5.51%
11/23/2005         Dofasco Inc                        Arcelor SA                                   $4,219           50.15%
11/21/2005         NorthWestern Corp                  Black Hills Power Inc                        $1,280           17.49%
11/20/2005         Medicis Pharmaceutical Corp        Mentor Corp                                  $2,011           16.41%
11/14/2005         Inamed Corp                        Allergan Inc                                 $2,995           15.84%
10/31/2005         Placer Dome Inc                    Barrick Gold Corp                            $9,348           19.80%
9/9/2005           Vincor International Inc           Constellation Brands Inc                     $1,210           41.32%
9/5/2005           Endesa SA                          Gas Natural SDG SA                          $28,288           16.00%
8/22/2005          Patrick Corp Ltd                   Toll Holdings Ltd                            $3,098           10.39%
8/16/2005          Carter Holt Harvey Ltd             Rank Group Ltd                               $1,142            3.73%
8/15/2005          London Stock Exchange PLC          Macquarie Bank Ltd                           $2,586           15.99%
8/1/2005           Shurgard Storage Centers Inc       Public Storage Inc                           $2,546           16.47%
7/17/2005          Maytag Corp                        Whirlpool Corp                               $2,654           38.52%
6/30/2005          NorthWestern Corp                  Montana Public Power Inc                     $2,001           12.26%
6/22/2005          Unocal Corp                        CNOOC                                       $18,472           57.75%
6/20/2005          Maytag Corp                        Investor Group                               $1,275            3.96%
6/13/2005          Leica Geosystems AG                Hexagon AB                                   $1,075           62.22%
6/12/2005          HeidelbergCement AG                Spohn Cement GmbH                            $3,341           25.00%
6/3/2005           Acxiom Corp                        ValueAct Capital Partners LP                 $2,274           28.27%
2/15/2005          Circuit City Stores Inc            Highfields Capital Mgmt LP                   $3,119           19.55%
2/11/2005          MCI Inc                            Qwest Commun Intl Inc                        $9,743           54.56%
2/9/2005           Somerfield PLC                     Violet Acquisitions Ltd                      $1,792           26.68%
1/25/2005          Beverly Enterprises Inc            Investor Group                               $1,512           41.13%
1/17/2005          Southcorp Ltd                      Fosters Group Ltd                            $2,025           15.32%
12/16/2004         Goldcorp Inc                       Glamis Gold Ltd                              $2,865            2.77%
12/13/2004         London Stock Exchange PLC          Deutsche Boerse AG                           $2,625           33.83%
11/18/2004         Mylan Laboratories Inc             Carl Icahn                                   $4,990           17.65%
11/8/2004          General Property Trust             Stockland                                    $5,647           -0.18%
10/28/2004         WMC Resources Ltd                  Xstrata PLC                                  $6,523           34.32%
10/21/2004         Kidde PLC                          United Technologies Corp                     $2,476           31.21%
10/18/2004         Gold Fields Ltd                    Harmony Gold Mining Co Ltd                   $8,238           32.03%
8/24/2004          UFJ Holdings Inc                   Sumitomo Mitsui Finl Grp Inc                $29,261           42.85%
7/1/2004           DRS Technologies Inc               L-3 Communications Hldg Inc                  $1,155           50.27%
5/27/2004          Wheaton River Minerals Ltd         Coeur d'Alene Mines Corp                     $2,308           56.24%
5/27/2004          Marks & Spencer Group PLC          Revival Acquisitions Ltd                    $16,699           44.40%
5/24/2004          NeighborCare Inc                   Omnicare Inc                                 $1,821           44.19%
2/11/2004          Walt Disney Co                     Comcast Corp                                $66,755            6.29%
1/26/2004          Aventis SA                         Sanofi-Synthelabo SA                        $60,243           27.51%
11/7/2003          Canary Wharf Group PLC             CWG Acquisition Ltd                          $3,047            4.96%
10/6/2003          UGC Europe Inc                     UnitedGlobalCom Inc                          $1,352           32.85%
7/8/2003           Dana Corp                          ArvinMeritor Inc                             $2,668           65.44%
7/7/2003           Pechiney SA                        Alcan Inc                                    $5,302           73.02%
6/6/2003           PeopleSoft Inc                     Oracle Corp                                 $10,467           64.49%
5/20/2003          Centerpulse AG                     Zimmer Holdings Inc                          $3,265           30.31%
5/12/2003          Debenhams PLC                      Laragrove Ltd                                $2,493           52.87%
3/10/2003          Iberdrola SA                       Gas Natural SDG SA                          $16,962           21.52%
3/3/2003           Six Continents PLC                 Cap Management & Investment                  $9,090           36.42%
1/22/2003          Metrovacesa SA                     Investor Group                               $1,900           33.33%
1/15/2003          Taubman Centers Inc                Investor Group                               $1,714           23.07%
12/13/2002         Goodman Fielder Ltd                Burns Philp & Co Ltd                         $1,178           13.54%
11/13/2002         Taubman Centers Inc                Simon Property Group Inc                     $1,536           35.14%
10/23/2002         GB-Inno-BM SA                      Investor Group                               $1,183            9.38%
10/21/2002         Fording Inc                        Sherritt Coal Partnership II                 $1,156           58.01%
9/23/2002          Dole Food Co Inc                   David H Murdock                              $1,464           18.00%
5/31/2002          Hotels.com                         USA Interactive                              $1,015          -18.20%
5/27/2002          AurionGold Ltd                     Placer Dome Asia Pacific Ltd                 $1,190           62.71%
5/20/2002          Partek AB Oy                       Kone Corp                                    $1,135           20.94%
5/15/2002          Castorama Dubois                   Kingfisher PLC                               $4,362            7.63%
3/21/2002          Haslemere NV                       Investor Group                               $1,404           32.93%
2/22/2002          TRW Inc                            Northrop Grumman Corp                        $6,678           32.82%
12/17/2001         P&O Princess Cruises PLC           Carnival Corp                                $5,538          161.06%
9/5/2001           Normandy Mining Ltd                Anglogold Ltd                                $2,164           72.34%
8/14/2001          CenturyTel Inc                     ALLTEL Corp                                  $9,403           32.92%
8/6/2001           US Airways Group Inc               Global Airlines Corp                        $10,060           81.82%
8/1/2001           Cooper Industries Inc              Danaher Corp                                 $6,965           41.78%
7/2/2001           Edison SpA                         Italenergia Bis SpA                          $2,139            8.71%
6/23/2001          Overseas Union Bank Ltd            DBS Group Holdings Ltd                       $5,182           32.82%
6/12/2001          Howard Smith Ltd                   Wesfarmers Ltd                               $1,355           43.51%
6/12/2001          Keppel Capital Holdings Ltd        Oversea-Chinese Bkg Corp Ltd                 $3,754           32.72%
5/31/2001          FH Faulding & Co Ltd               Mayne Nickless Ltd                           $1,218           39.09%
5/20/2001          Storebrand ASA                     Den Norske Bank Holding ASA                  $1,913           10.60%
5/14/2001          Wachovia Corp,Winston-Salem,NC     SunTrust Banks Inc,Atlanta,GA               $14,443           14.85%
5/8/2001           Newport News Shipbuilding Inc      Northrop Grumman Corp                        $3,057           30.56%
3/31/2001          HIDROCANTABRICO                    Ferroatlantica SL                            $2,381           33.22%
3/7/2001           Barrett Resources Corp             Shell Oil Co                                 $2,438           21.33%
2/27/2001          Fletcher Challenge Energy          Peak Petroleum Co                            $1,327           -1.77%
2/19/2001          Sulzer AG                          Incentive Capital AG                         $2,658           12.95%
1/31/2001          Abbey National PLC                 Lloyds TSB Group PLC                        $28,949           27.72%
11/13/2000         Willamette Industries Inc          Weyerhaeuser Co                              $7,857          106.03%
6/23/2000          North Ltd                          Rio Tinto Ltd                                $2,091           74.63%
5/31/2000          Hyder PLC                          WPD Holdings UK                              $3,403           81.36%
5/18/2000          Woodside Petroleum Ltd             Shell Australia Ltd                          $3,397           45.95%
5/2/2000           Bestfoods                          Unilever PLC                                $25,065           53.28%
3/30/2000          Nabisco Group Holdings Corp        Carl Icahn                                   $1,300           54.07%
3/8/2000           Pinnacle Entertainment Inc         Harveys Casino Resorts                       $1,353           29.45%
3/6/2000           Dime Bancorp Inc,New York,NY       North Fork Bancorp,Melville,NY               $1,908          -12.83%
3/2/2000           Shared Medical Systems Corp        Eclipsys Corp                                $1,869           36.73%
2/24/2000          Aetna Inc                          Investor Group                              $10,031           30.68%
2/22/2000          Mirage Resorts Inc                 MGM Grand Inc                                $6,483           66.34%
2/1/2000           Blue Circle Industries PLC         Lafarge SA                                   $5,758           25.08%
1/27/2000          NCL Holding ASA                    Carnival Corp                                $1,301           82.64%

                                                                                                 Average:           33.95%

(1) Source: Thomson Financial, Bloomberg, Press Releases, Public Filings.



Global Hotel and Casino Hostile Transactions ( > US$1 Billion) - January 1, 2000 to December 16, 2005(1)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Premium
                                                                                        Value of       20 trading days
   Date                                                                               Transaction         prior to
 Announced                Target Name                       Acquiror Name               (US$ mm)          ann. date
-------------------------------------------------------------------------------------------------------------------------------
12/2/2005        Fairmont Hotels & Resorts Inc     Icahn Partners LP                      $1,186                14.03%
3/3/2003         Six Continents PLC                Cap Management & Investment            $9,090                36.42%
2/22/2000        Mirage Resorts Inc                MGM Grand Inc                          $6,483                66.34%

                                                                                             Average:           38.93%

(1) Source: Thomson Financial, Bloomberg, Press Releases, Public Filings.



Canadian Hostile Transactions ( > US$500 million) - January 1, 2000 to December 16, 2005(1)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Premium
                                                                                         Value of        20 trading days
   Date                                                                                Transaction          prior to
 Announced                Target Name                       Acquiror Name                (US$ mm)          ann. date(2)
-------------------------------------------------------------------------------------------------------------------------------
12/2/2005          Fairmont H&R Inc. (51%)            Icahn Partners LP                      $1,186            14.03%
11/23/2005         Dofasco Inc.                       Arcelor SA                             $4,219            50.15%
11/8/2005          Royster-Clark                      Agrium Inc.                             $535             28.21%
10/31/2005         Placer Dome Inc.                   Barrick Gold Corp.                     $9,348            19.81%
10/28/2005         Hudson's Bay Co.                   Maple Leaf Heritage Investments        C$1,032           8.86%
9/15/2005          Canico Resource Corp.              CVRD                                    $646             56.39%
5/14/2004          Microcell Telecommunic-Cl A        Rogers Wireless Communications          $688             47.74%
                                                      Inc.
12/9/2002          Canada Life Financial Corp         Great-West Lifeco Inc.                 $3,735            51.62%
10/21/2002         Fording Inc                        Fording Canadian Coal Trust            $1,149            54.73%
2/20/2001          Luscar Coal Income Fund            Sherritt International/OTPP             $622             76.21%
12/27/2000         Berkley Petroleum Corp             Anadarko Petroleum Corp.                $904             68.89%
11/11/2000         Mackenzie Financial Corp           IGM Financial Inc.                     $2,305            57.89%
8/22/2000          Rio Algom Ltd                      BHP Biliton PLC                        $1,692            52.11%
4/6/2000           Ranger Oil Ltd                     Canadian Natural Resources             $1,028            57.14%
4/5/2000           Ulster Petroleums                  Anderson Exploration                    $584             60.62%

                                                                                                 Average:      46.96%

(1) Source: Thomson Financial, Bloomberg, Press Releases, Public Filings.
(2)  Premium for pending transactions based on latest highest offer.




Analysis of Float
----------------------------------------------------------------------------------------------------------------------------------


                                  Shares                         Value of
                       Price       Out       Float      Float      Float
   Company           ($US) (1)   (mm) (2)   (mm) (3)     (%)       ($mm)        Icahn Pro Forma Holdings Calculation         (mm)
   -------------------------------------------------------------------------    --------------------------------------------------

   Starwood             63.43      217.7      216.7       99.5    13,743        Icahn Current FHR Shares (as of 12/2/05)     7.1
   Marriott Int'l       66.96      208.4      171.7       82.4    11,498        Icahn Bid to Acquire Additional Shares      29.6
   Hilton Corp          22.58      381.5      351.8       92.2     7,943                                                  -------
   Host Marriott        18.39      353.5      335.4       94.9     6,167        Total Pro Forma Icahn Shares                36.8

   FHR Pre-Icahn        40.18       72.3       72.1       99.7     2,897
   FHR Post-Icahn(4)    40.18       72.3       35.3       48.9     1,420

   Four Seasons         48.21       32.9       25.3       77.0     1,220




----------------------------------------------------------------------------------------------------------------------------------
Notes:
1    As of December 20, 2005; Source: Bloomberg
2    Based on basic (undiluted) numbers of shares outstanding; Source: Bloomberg
3    Source: Bloomberg
4    FHR Post-Icahn Float calculated as current float (72.1mm shares) less Pro Forma shares owned by Icahn (36.8mm)
